[INVESCO ADVISERS]

June 7, 2012

Via EDGAR

Vincent DiStefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:           Invesco Van Kampen Senior Loan Fund (File No. 811-05845)
Invesco Van Kampen Advantage Municipal Income Trust II (File No. 811-07868)
Invesco Van Kampen Bond Fund (File No. 811-02090)
Invesco Van Kampen Dynamic Credit Opportunities Fund (File No. 811-22043)
Invesco Van Kampen Pennsylvania Value Municipal Income Trust (File No. 811-07398)
Invesco Van Kampen Senior Income Trust (File No. 811-08743)
Invesco Van Kampen Trust for Investment Grade Municipals (File No. 811-06471)

Dear Mr. DiStefano:

On behalf of the above named registrants (the “Registrants”), below you will find the Registrants’ responses to the comments conveyed by you via telephone on June 1, 2012, with regard to the Registrants’ preliminary proxy statements filed on Schedule 14A (the “Proxy Statements”).  The Proxy Statements were filed with the U.S. Securities and Exchange Commission (“SEC”) on May 23, 2012 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

For your convenience, we have summarized each of your comments in bold and have set forth the Registrants’ response immediately below each comment.  Any disclosure changes required by these responses will be incorporated into a definitive proxy statement filing pursuant to Section 14(a) of the Exchange Act.  Capitalized terms not otherwise defined in this letter are used as defined in the Proxy Statements.  Each comment applies to all Proxy Statements unless otherwise noted.

1.
Comment:  Under the “What effect will a Redomestication have on me as a shareholder?” section of the Proxy Statements, make more prominent the disclosure that shareholders will experience diminution of control under the Delaware statutory trust.

Response:  The Registrants will make the requested change and include in the first paragraph of this section disclosure regarding the diminution of control under the Delaware statutory trust.

2.
Comment:  Under the “How do the new governing documents of the Fund compare to the current governing documents?” section of the Invesco Van Kampen Senior Loan Fund Proxy Statement, explain why shareholder approval of the advisory and sub-advisory agreements and election of trustees of the DE Fund, as described therein, do not need to be unbundled as separate proposals.

Response:  Shareholders of the Invesco Van Kampen Senior Loan Fund do not own shares of the DE Fund and, therefore, have no standing to vote on matters affecting the DE Fund unless and until shareholders approve the Redomestication and the Redomestication is consummated.  Therefore, unbundling is not appropriate in this instance.  Examples of other proxy statements disclosing a similar arrangement include PNC Advantage Funds (Form DEF 14A filed on October 16, 2009) and Voyageur Mutual Funds (Form 497 filed on January 1, 2005).

3.
Comment:  Under Proposal 2 of the Invesco Van Kampen Senior Loan Fund Proxy Statement, include in the body of the Proposal the information regarding Colin Meadows that is currently contained in Exhibit D.

Response:  The Registrant will make the requested change.

In connection with the Registrants’ responses to the SEC Staff’s comments on the Proxy Statements, as requested by the Staff, the Registrants acknowledge that:  (i) the Registrants are responsible for the adequacy of the disclosure in the Registrants’ filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact me at 630-684-6927 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Melissa Nguyen
Melissa Nguyen
Counsel